Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (No. 333-40434, No. 333-52334, and No. 333-98219) on Form S-8 of Edwards Lifesciences Corporation of our report dated June 18, 2021, relating to the statements of net assets available for benefits of Edwards Lifesciences Technology SARL Retirement Savings Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2020, appearing in this Annual Report on Form 11-K of Edwards Lifesciences Technology SARL Retirement Savings Plan for the year ended December 31, 2020.

/s/ Moss Adams LLP
San Francisco, California
June 18, 2021